Exhibit 99.3

BAJA MINING CORP.
Management’s Discussion and Analysis
ANNUAL REPORT – December 31, 2010

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. (“Baja” or the “Company”) provides analysis of the Company’s financial results for the year ended December 31, 2010. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2010, all of which are available on the SEDAR website at www.sedar.com. Expressed in Canadian dollars, unless stated otherwise. This MD&A is current as of March 31, 2010.

Project Financing finalized, Boleo Project fully funded, and Construction commenced

Highlights

  August 13, 2010 Baja closed $17.5 million equity financing;

  September 28, 2010 Baja signed US$858 million of project financing;

  November 23, 2010 Baja closed $184 million cross-border bought deal equity financing;

  November 2010 EPCM contractor released;

  December 2010 Earthworks began on site;

  December 2010 Baja completes zero cost collar copper hedge program; and

  January 14, 2011 Baja fixes the interest rate at 3.02% for the full 14 year term on the US$419.6 million Export-Import Bank of the United States (“US Exim”) loan facility.

The above funding combined with the 30% equity funding requirements of the Korean Consortium completes the total financing package for the development of the Company’s El Boleo copper-cobalt-zinc- manganese deposit (the “Project”, “Boleo Project” or “Boleo”). The Company further advanced condition precedents for loan draws by completion of the hedging program and activating the US EXIM loan. The Company is now several months advanced in construction. For details see Current Developments.

Nature of Business

Baja is engaged in the exploration and development of its mineral properties in Mexico, and has commenced construction and development of the Boleo Project, located near Santa Rosalia, Baja California Sur, Mexico.

The Company owns its 70% interest in the Boleo Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”). MMB holds all mineral and property rights for Boleo. The remaining 30% of Boleo is owned by a Korean Consortium (the “Consortium”), which acquired their interest in June 2008.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere (the “Biosphere”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operated in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, likely at some point, manganese - probably as manganese carbonate.

Overall Performance

Corporate Outlook

2010 was a tremendous year of achievement for Baja, which included the completion of the project financing for the Boleo Project, full scale engineering and construction release, and the receipt of two finance awards which recognized the outstanding financing package for the Boleo Project. In 2011, management is focused on the development of the Project, including engineering, construction, staffing, scheduling, budgeting and senior debt drawings following the satisfaction of the remaining debt financing conditions precedents.

Current Development in the Year Ended December 31, 2010

Construction Financing Update

August 13, 2010
Baja closed its previously announced public offering of 21,875,000 common shares at a price of $0.80 per common share to raise gross proceeds of $17.5 million pursuant to a supplement to Baja's base shelf prospectus dated April 19, 2010. The base shelf prospectus was underwritten by a syndicate led by Cormark Securities Inc., and included CIBC World Markets Inc., Canaccord Genuity Corp. and Rodman and Renshaw LLC.

September 28, 2010
Baja finalized and signed US$858 million of financing facilities for the construction and development of the Boleo project. The financing facilities are comprised of US$823 million of project financing facilities (the “Debt Facilities”) and a US$35 million equity cost overrun support facility (the “Equity Cost Overrun Agreement”).

The US$823 million of Debt Facilities, representing the entire amount of debt financing required to develop the Project, will be provided to MMB by the Export-Import Bank of the United States (“EXIM”); Export Development Canada (“EDC”); the Korea Development Bank (“KDB”); and by a group of commercial banks comprised of Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank Plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG (together, the “Commercial Lenders”).

The amounts to be provided by each lender under the Facilities are detailed in the table below.

Boleo Project Debt Facilities
Project Financing	(US$ millions)
US Exim	419
EDC	150
KDB	90
Commercial Lenders	100
SUBTOTAL	759
Subordinated Debt
KDB	64
TOTAL	$823

Drawdown of the Debt Facilities will be subject to a number of standard conditions precedent, including expenditure by Baja and its Korean partners of their required equity contributions. MMB has already finalized the terms of off-take arrangements with Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus Commodities”) to satisfy the requirement under the Debt Facilities to enter into off-take agreements for at least 70% of copper and cobalt production for the first 10 years of production.

The US$35 million Equity Cost Overrun Agreement has been provided by Louis Dreyfus Commodities in the form of a Letter of Credit, to satisfy Baja’s equity cost overrun support requirement, to be made available for the Project as a condition of the Debt Facilities. The signing of this agreement is the conclusion of one element of the Letter of Intent entered into between Baja and Louis Dreyfus Commodities that was announced in a press release dated June 7, 2010. The Toronto Stock Exchange has provided its approval for the Equity Cost Overrun Agreement.

PROJECT FINANCING (US$ m)
The Louis Dreyfus Commodities Group (LDC) is one of the world’s leading commodity merchants and processors of agricultural, energy and metal products. The company has been trading commodities in international markets since 1851. LDC is present in over 56 countries, serving customers’ needs through its merchandising, logistics and asset management activities. The Louis Dreyfus Commodities Metals Platform is an LDC trading and service business unit globally recognized as one of the leading traders in non-ferrous metal raw materials, refined metals and their by-products. The Platform is actively involved in merchandising, risk management, logistics and financing of all parts of the metal supply chain as well as investment and equity participation in related assets. The Platform’s operations are managed from Geneva, with offices in all major producing and consuming regions.

For further information please visit the Louis Dreyfus Commodities website at www.ldcom.com

November 23, 2010
Baja closed its cross-border bought deal equity financing with a syndicate of underwriters co-led by Raymond James Ltd. and Canaccord Genuity Corp. (collectively, the “Underwriters”) under which the Underwriters purchase 167,325,000 common shares from the Company on a bought deal basis at a price of $1.10 per common share for aggregate gross proceeds of $184.058 million. The bought deal completes the total financing package for the development of the Boleo Project.

December 2010

Baja completed a zero cost collar copper hedge program, which was a significant component of the conditions precedent for the debt financing.

MMB purchased put options with a strike price of US$ 5,291/tonne (US$ 2.40/lb) and sold call options with an average strike price of US$ 8,760/tonne (US$ 3.97/lb) for 50% of the estimated copper production for the three-year period January 2014 to December 2016, inclusive, totalling 87,360 tonnes of copper. This program did not require any upfront outlay of cash by MMB.

These contracts are financially settled, monthly, based upon the London Metal Exchange monthly average copper cash price (“Copper Price”) at the time of copper sales from Boleo. The effect for revenues from copper sales will be as follows:

[ ]	If the Copper Price is less than or equal to US$ 5,291/tonne (US$ 2.40/lb):

MMB will receive the put strike price. This establishes a price floor at US$5,291/ tonne (US$ 2.40/lb), in accordance with the project financial model.

[ ]	If the Copper Price is between US$ 5,291/tonne (US$ 2.40/lb) and US$ 8,760/tonne (US$ 3.97/lb):

MMB will receive the actual copper spot price.

[ ]	If the Copper Price is greater than or equal to US$ 8,760/tonne (US$ 3.97/lb):

MMB will receive the call strike price.

The remainder of Boleo’s copper production over its anticipated 23 year mine life will be sold at spot copper prices. Boleo’s cobalt and zinc sulphate production will also be sold at prevailing market prices.

The hedge program was arranged with Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank Plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG.

January 14, 2011

Baja met all of the condition precedents necessary for the US EXIM loan facility to become operative, and fixed the interest rate on the US$ 419.6 million US EXIM loan facility at 3.02% for the full 14 year term of the loan.

Baja is being advised by Endeavour Financial International Corporation.

The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to satisfy the remaining conditions precedents and draw on the debt facilities.

Engineering Update

During the year significant engineering and design work continued on the project and with full project release in November 2010 the EPCM contractor and the vertical vendors were able to utilize this work to commence significant procurement release for the Boleo project. 2011 has continued the effort with high level of procurement for mining and process plant equipment to move the project forward. This is also reflected in the increased staff levels for numerous vertical vendors, the EPCM contractor and the owners team to move the project forward.

The Baja project team is integrated with the EPCM contractor to manage engineering and construction.

Construction Update

The Company has mobilized site construction and the EPCM contractor has mobilized to site with the site earthworks contractor having begun work in December. Further, the construction contracts for completion of camp construction, haul roads and infrastructure have been issued and work has been under way for over two months. A cement batch plant is operating on site and the first concrete installation construction is expected very soon. The site work force continues to expand with the increased activity and we are currently operating with in excess of 400 persons each day.

Corporate Update

September 2010

Baja moved to a new head office, due to lease expiry, with a larger floor space and a significantly more functional premise built to enhance the effectiveness of operations through the development of the Boleo Project.

January 28, 2011

Baja welcomed the appointment of Mr. Wolf Seidler as an additional director to Baja’s Board of Directors.

Mr. Seidler is a graduate of Queen’s University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Order of Engineers of Quebec, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than 40 years experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS and J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For 5 years he managed, on behalf of the French National Waste Agency (Andra), a 9 country European R & D project related to the deep geological disposal of highly radioactive long lived waste. Mr. Seidler is also a director of Inmet Mining Corporation and Bridgeport Ventures Inc.

Internal Restructuring

During 2010, Baja and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives (the "Restructuring"). Pursuant to the Restructuring, two Luxembourg private limited liability companies, Baja International S.à r.l. and Boleo International S.à r.l., were incorporated and now hold Baja's ownership interest in MMB. Also as a result of the Restructuring, Invebaja S.A. de C.V., a wholly owned Mexican subsidiary of the Company was merged into MMB, and Mintec Processing Ltd., a wholly owned subsidiary of the Company incorporated in British Columbia, was amalgamated with the Company.

The diagram below illustrates the inter-corporate relationship between the Corporation, its subsidiaries and its project following the Restructuring:

Selected financial data

The following annual and quarterly financial information is prepared in accordance with Canadian generally accepted accounting principles and is presented in Canadian dollars (“$” or “Cdn$”).

Annual information

The three most recently completed fiscal years ended December 31, 2010, 2009 and 2008:
	2010	2009	2008
Total revenues ($’000)	$-	$-	$-
Loss for the year ($’000)	$(80,722)	$(7,920)	$(2,293)
Basic and diluted loss per share for the year	$(0.48)	$(0.06)	$(0.02)
Total assets ($’000)	$ 398,312	$ 180,932	$ 198,385
Total long-term liabilities ($’000)	$151,872	$46,674	$51,130

Quarterly information

The eight most recently completed quarters prior to December 31, 2010:

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2009	2009	2009	2009	2010	2010	2010	2010
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
(Loss)/ earnings for the period ($’000)	$(1,629)	$(1,869)	$(2,532)	$(1,890)	$(725)	$(2,249)	$(1,058)	$(76,690)
Basic and diluted (loss)/ earnings per share for the period	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.33)

As the Company continued with strategic development initiatives during 2009 and into 2010, operating costs increased in support thereof. Furthermore, the Company recognized a significant increase in stock based compensation during the year 2009, following a repricing of outstanding stock options in the second quarter. In addition, the Company incurred a loss on the disposal of certain electrical equipment during the third quarter of 2009. During 2009 and into the first quarter of 2010, these expenses were partly offset by foreign exchange gains, as the Canadian dollar strengthened against the US dollar at the same time that the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments. However, during the second quarter of 2010, the Canadian dollar lost ground against the US dollar again, resulting in significant foreign exchange losses for the quarter.

During the second quarter of 2010, the Company recorded a significant non-cash adjustment through the statement of operations related to the measurement of the refundable deposit liability. The basis for the adjustment is discussed in Results of Operations below.

The significant loss in the last quarter of 2010 was due to the fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010.

Results of Operations

Comparison of December 31, 2010 to December 31, 2009

Operations

During 2010, the Company recorded a loss of $80.722 million ($0.48 per share) as compared to a loss of $7.92 million ($0.06 per share) for the year ended in 2009. As mentioned above, the single largest factor in the significant increase in the loss was the unrealized non cash hedge loss recognized on the Company’s zero-cost collar copper hedging program, as global copper prices continued to increase at the end of 2010, an overall trend which has continued into 2011.

The Company currently has no revenue generating activities other than interest income.

Expenses

For the year ended December 31, 2010, the Company recorded a loss after income tax of $80.722 million ($7.920 million in 2009), or loss per share of $0.48 (loss of $0.06 per share in 2009). Significant variances are outlined as follows:

  General and administration: $1.743 million ($0.922 million in 2009) – the increase relates predominantly to travel expenses incurred by officers of the Company in support of the debt financing which was closed on September 28, 2010, as well as travel undertaken in anticipation of the equity offerings of August 2010 and November 2010;

  Management and directors’ fees: $1.180 million ($0.294 million in 2009) – the increase is due mainly to management incentive compensation paid following the completion of the entire project financing for the Boleo Project. In addition, directors’ remuneration was revised following the project financing completion to be more commensurate with comparable companies;

  Professional and consulting fees: $1.759 million ($0.828 million in 2009) – the increase relates predominantly to the costs of professionals involved in the Company’s internal restructuring which was completed during the quarter ended September 30, 2010. This restructuring aligns the Company’s legal, finance and tax structure with the objective of optimising shareholder returns;

  Research: $0.651 million ($0.238 in 2009) – the increase is related to the ongoing research activities aimed at manganese recoveries from the Boleo Project, which included attendance at the International Manganese Conference;

  Shareholder information: $0.993 million ($0.509 million in 2009) – the increase is the result of much higher filing fees which relates to the filing of the Company’s base shelf prospectus, as well as the cost of information sessions provided to investors of the Company’s equity offerings of August 2010 and November 2010;

  Stock-based compensation: $948 million ($1.583 million in 2009) – during 2009 the Company recognized considerable stock-based compensation following a repricing of 9,430,000 outstanding stock options to $0.40 and the granting of 2,985,000 stock option during the year ended December 31, 2009. Even though the Company granted 13,815,000 options during the year, the majority of options were only granted following the completion of the project financing in November 2010 and therefore will largely vest in future periods; and

  Wages and subcontract: $3,846 million ($2.204 million in 2009) – the increase in 2010 compared to the corresponding period in 2009 reflects the costs of subcontractors related to strategic planning, development of information technology infrastructure and documentation of entity-wide policies and procedures. In addition, as the labour force in Mexico grew, the Company incurred additional employee benefits to Mexican employees, in accordance with local labour regulations. The Company also provided incentive compensation to its employees as a result of the completion of the entire project financing package for the Boleo Project.

Other items

  Foreign exchange gain: $2.253 million ($1.412 million in 2009) – during the year ended December 31, 2009, the Canadian dollar regained ground against the US dollar, while the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments. At the end of 2010, the Canadian dollar surpassed the US dollar and the Company increased its net liability position. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities in 2010;

  Loss on sale of property, plant and equipment: $Nil (loss of $1.454 million in 2009) – the loss in 2009 resulted from the sale of electrical generators. Although the equipment was originally intended for installation at the Boleo Project, management determined that it no longer met project requirements;

  Finance and development costs expensed: $Nil ($1.033 million in 2009) – the expenses written off in 2009 related to certain amounts paid on cancelled purchase orders, as well as previously capitalized financing costs, from which no future economic benefits were expected;

  Interest income and other: $0.4 million ($0.139 million in 2009) – following the completion of the cross-border bought deal equity financings during 2010, the Company invested cash proceeds in short term highly liquid investments with the original term to maturity of three months or less;

  Change in estimate – refundable deposit liability: $1.165 million ($Nil in 2009) – during the year, the Company remeasured the amortized cost of the refundable deposit liability, based on a revised estimate on when the liability could be refundable to the Consortium. The deposit is refundable in the event that a positive decision with regards to manganese production is not reached by the later of May 30, 2011, and economic completion of the Boleo Project. Previously, it was estimated that the deposit could be refundable on May 30, 2011, however, management reviewed the latest available information with regards to its progress on reaching a manganese production decision, and it was determined (based on a weighted probability assessment) that the production decision will more likely be made by December 31, 2012; and

  Fair value adjustment related to derivative instruments - $72.337 million ($Nil in 2009) – in order to satisfy a condition precedent to the senior debt facilities, the Company entered into a zero cost collar copper hedging program for 50% of the estimated Copper production during 2014, 2015 and 2016. The loss is based on the fair value of the derivative liability as at December 31, 2010.

Comparison of the three months ended December 31, 2010 to December 31, 2009

Operations

For the three month period ended December 31, 2010, the Company recorded a loss of $76.690 million ($0.48 per share) as compared to a loss of $1.890 million (earnings of $0.01 per share) for the same period in 2009. Notable variances are outlined as follows:

General and Administrative Expenses

  General and administration: $0.776 million ($0.283 million in 2009) – the increase relates predominantly to travel expenses incurred by officers of the Company in support of the equity offering which was closed during the quarter;

  Management and directors: $0.971 million ($0.080 million in 2009) – The increase is due mainly to management incentive compensation paid following the completion of the entire project financing for the Boleo Project. In addition, directors’ remuneration was revised following the project financing completion to be more commensurate with comparable companies;

  Shareholder information: $0.417 million ($0.111 million in 2009) – the increase relates to the cost of information sessions aimed at potential investors, in anticipation of the equity offering in November 2010; and

  Stock-based compensation: $0.575 million ($0.237 million in 2009) – during the quarter ended December 31, 2010 the Company granted 13,615,000 options. The Company did not grant any stock options during the corresponding period in 2009;

  Wages and subcontract: $1.922 million ($0.714 million in 2009) – the increase in 2010 compared to the corresponding period in 2009 reflects the costs of subcontractors related to strategic planning, development of information technology infrastructure and documentation of entity-wide policies and procedures. In addition, as the labour force in Mexico grew, the Company incurred additional employee benefits to Mexican employees, in accordance with local labour regulations. The Company also provided incentive compensation to its employees as a result of the completion of the entire project financing package for the Boleo Project.

Other items

  Foreign exchange gain: $1.125 million (gain of $0.007 million in 2009) – during the quarter ended December 31, 2010, the Canadian dollar continued to strengthen against the US dollar. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities. This is in contrast to the last quarter of 2009 when the Company was in a significant net asset position with regards to US$-denominated financial instruments. The result netted to almost no foreign exchange in final quarter of the year;

  Interest income and other: $0.334 million ($0.89 million expense in 2009) – following the completion of the cross-border bought deal equity financings during 2010, the Company invested cash proceeds in short term highly liquid investments with the original term to maturity of three months or less; and

  Fair value adjustment related to derivative instruments - $72.337 million ($Nil in 2009) – in order to satisfy a condition precedent to the senior debt facilities, the Company entered into a zero cost collar copper hedging program for 50% of the estimated Copper production during 2014, 2015 and 2016. The loss is based on the fair value of the derivative liability as at December 31, 2010.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2010 was $37.048 million compared with working capital of $18.550 million as at December 31, 2009. The increase in working capital of $18.498 million was largely the result of cross-border bought deal equity financings completed during the year in which the Company issued 167,325,000 shares at price of $1.10 per common share and 21,875,000 shares at a price of $0.80 per share for gross proceeds of $184.058 million and $17.500 million respectively. In addition, the Company holds $102.786 million in restricted cash, of which $98.468 million may be drawn upon on a monthly basis and applied only for use in the Boleo Project, $3.481 million is restricted to payments on approved closure and reclamation costs and $0.837 million is restricted through operating credit facilities including the $0.757 million letter of credit issued to the benefit of the new head office lease landlord.

In addition to the bought deal financing completed during the period, the Company raised $0.583 million during the year ended December 31, 2010 ($0.116 million during the comparative period in 2009) through the exercise of stock options. During the twelve-month period, the Company’s operations utilized $11.038 million ($10.018 million during the same period in 2009). The cash flow result from operations was measured after taking into account adjustments for non-cash items such as unrealized foreign exchange gains of $0.73 million ($7.954 million in 2009) on the Company’s various foreign-denominated liabilities, as well as the accounting adjustments related to a change in estimate of the refundable deposit of $1.165 million ($Nil in 2009) and fair value adjustment related to derivative instruments of $72.337 million ($Nil in 2009).

The Company incurred cash expenditures on mineral properties of $44.911 million for the year ended December 31, 2010 ($32.039 million in 2009). This is indicative of the ramp-up in detailed engineering and the subsequent recommencement of full-scale construction of the Project. As a result of the Company’s before mentioned financing initiatives, the Company incurred cash expenditure on deferred financing costs of $24.052million ($0.356 million in 2009). In accordance with the terms of the Company’s new head office lease, the Company provided a security deposit of $0.48 million and a letter of credit of $0.757 million to its landlord.

During the year, the Company incurred cash additions to property, plant and equipment to the amount of $4.717 million. These included additions to leasehold improvements ($2.054 million), furniture ($0.63 million) and management information systems ($0.581 million) in the Company’s new leased corporate offices. These additions resulted in significant improvements in infrastructure which in turn will allow the Company to better serve and manage MMB and the Boleo Project. The Company expects to receive lease inducements to the amount of $0.587 million in the near future, based on the completion of these leasehold improvements. The Company also acquired surface fleet vehicles ($0.48 million) and constructed buildings ($0.395 million) at the mine site.

During the twelve months ended December 31, 2010, the Company received additional contributions from the Korean Consortium in the amount of $24.638 million.

The Company’s cash and cash equivalents as at December 31, 2010, totaled $48.144 million compared to combined cash and cash equivalents and short-term deposits of $22.604 million as of December 31, 2009. The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

As at December 31, 2010, the Company had $2.658 million (December 31, 2009 - $0.819 million) in Mexican value added tax receivables, as well as $0.646 million in amounts receivable related to the Harmonized Sales Tax. Management expects to recover these amounts within the next 12 months.

Establishment of Trust Fund for Conservation

In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project is located within the "buffer zone" of the Biosphere. Upon establishment, the Company’s initial contribution of US$0.1 million, with an additional US$0.333 cash contribution in each of February 2009, 2010 and 2011, brings the Company’s total contribution to the fund to US$1.1 million.

Commitments

As at December 31, 2010, the Corporation had the following known undiscounted contractual obligations:

Contractual	Payments due by period
Obligations	Thousands of Canadian dollars, unless stated otherwise
	Total		Less than 1 year		1-3 years		3-5 years		More than 5
									years
Accounts payable	$14,888		$14,888	$	Nil	$	Nil	$	Nil
Operating lease obligations [1]	$6,102		$626		$1,878		$1,252		$2,346
Contract and purchase commitments[2,3]	$117,671		$102,143		$15,528	$	Nil	$	Nil
Reclamation funding[4]	$9,847		$1,392		$8,455	$	Nil	$	Nil
Refundable deposit [5]	$9,946	$	Nil		$9,946	$	Nil	$	Nil
Loans from non-controlling interest	$70,364	$	Nil	$	Nil	$	Nil		$70,364
Environmental Obligations[6]	$1,175		$332	$	Nil	$	Nil		$843
Total	$229,993		$119,381		$35,807		$1,252		$73,553

1

The Company has an office lease for its new corporate head office. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, as well as a letter of credit (“LC”) of $757 to the landlord. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

2	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2010 are estimated to be $117,478.

3	The Company has entered several management and consulting agreements. The future commitments under these contracts amount to $ 193, which are expected to be paid during 2011 and 2012.

4

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In addition to the amount of $3,481 funded to the reclamation fund during 2010, the Company has committed to deposit $9,847 (US$9,900) into the project reclamation funding account before December 31, 2013.

5

Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the economic completion of the Boleo Project or May 30, 2011. Management estimates that the production decision will be reached by December 31, 2012.

6

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company (See Establishment of Trust fund for Conservation). The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of US$1.0054/$1.00. As at December 31, 2010 the undiscounted special warrants liability amounted to $332 which is due within one year. The Company also recognized an undiscounted asset retirement obligation of $843.

The table above does not include any commitments arising from commitment fees or available facilities related to the Company’s senior long-term debt facilities.

Capital Resources

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the sections entitled Nature of Business and Overall Performance. The Company has $52.264 million in current assets, with working capital of $37.048 million. The current assets include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses. In addition, the Company holds $102.786 million in restricted cash, of which $98.468 million may be drawn upon on a monthly basis and applied only for use in the Boleo Project.

The Company has no revenue from operations and will not have any until the completion of construction and commencement of operations, which are currently estimated to occur in 2013.

However, the US$858 million of signed project financing, with the funding obligations from the Korean Consortium and the working capital provide sufficient capital resources for the entire estimated Boleo Project funding in 2011 and 2012 (See Current Developments).

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project. The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2010, the Company has established a compensation arrangement with CONANP; under which it has deposited US$1.1 million into a Compensation fund up to the date of this report to partially fund the remedial work within the Biosphere. This trust fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mine’s normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of community trash, as well as waste from the local squid packing plants. Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A new disposal facility has been constructed and was turned over and donated to the community in the summer of 2009. The cost of remediation to date has been approximately $1 million (including the cost of the disposal facility), which is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years, and more than 700 hectares over a 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be US$35 million (on an undiscounted basis). The project debt facility signed in September 28, 2010 requires Baja to begin contributing to a reclamation fund during construction and create a sinking fund for the balance during operations. The first payment of US$3.5 million was paid into the reclamation fund in December 2010.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$0.01 million. Considering that the annual projected operating budget (once full operation is achieved) is of the order of US$100 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$0.012 million and, as operations commence, will increase to approximately US$0.025 million/year. Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at US$26.4 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, the Company would fund the reclamation costs, from the reclamation fund established.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move forward.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations.

Transactions with Related Parties

During the year ended December 31, 2010 the Company paid $1.612 million ($0.609 million in 2009) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $0.085 million ($0.072 million in 2009) during the same period.

During November 2010, the Company confirmed revised terms on all non-controlling interest loans. Under the revised terms, the loans will be repayable within ten years, but only from distributions available to the shareholders of MMB, and accrue ordinary interest at ten percent per annum.

Prior to the modification of the terms, the Korean Consortium funded $13.512 million (US$12.958 million) in historical development costs and contributed $54.791 million (US$55.089 million) in subsequent development costs. Previously, the funding of historical development costs of $13.512 million had been deemed to have occurred at arm’s length, while subsequent contributions by the Korean Consortium were recognized as related party transactions. However, following the modification, all loans from the Korean Consortium are considered related party loans since the revised terms were agreed between related parties.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, recognising an increase in the loans from non-controlling interest of $10.116 million (US$9.701 million) through contributed surplus.

Including accrued interest of US$1.792 million (Cdn$1.782 million), the face value of total loans from non-controlling interest as at December 31, 2010 amounted to US$70.748 million (Cdn$70.364 million). These loans are advanced proportionate to project ownership, which is identical to the terms under which the Company funds the project.

The above transactions, and the consortium contributions post closing, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, other receivables, deposits, restricted cash, accounts payable and accrued liabilities, the special warrant liability included in environmental liabilities, refundable deposit liability, loans from non-controlling interest and derivative liabilities, are initially recorded at amounts that approximate their fair values. The Company has a concentration of credit risk, which it accepts, as the majority of its cash and cash equivalents are on deposit with one financial institution, Scotiabank.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

Subsequent to the balance sheet date, 1,950,000 additional stock options were granted to employees and officers of the Company, while 1,000,000 stock options were exercised and 50,000 cancelled. To the date of this report, no additional warrants have been issued.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 335,173,087 issued and outstanding. The Company also had 26,148,750 outstanding stock options and 33,379,455 outstanding warrants available to be exercised.

Critical Accounting Estimates

The Company’s consolidated financial statements for the years ended December 31, 2010 and 2009 are presented in thousands of Canadian dollars (unless stated otherwise) and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, income taxes, provision for reclamation costs, fair value of derivative liabilities, fair value of instruments included in the Louis Dreyfus equity cost overrun facility and stock based compensation.

Mineral properties

The Company is in the process of developing its mineral properties, and has capitalized the acquisition costs for its property right and, mining concessions and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced Definitive Feasibility Study (“DFS”) results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the years 2009 and 2010, until the closing of the project finance facilities, the Company’s market capitalization remained lower than the net asset value, which indicated that impairment may exist. If the total estimated future operating cash flow on an undiscounted basis is less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available, and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management reviewed all its assets for possible impairment, and conducting relevant tests. As a result, Management is satisfied that no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Following the completion of the construction of a new landfill to replace the previously uncontrolled landfill used by the local community, the Company estimated that, as at December 31, 2010, that the undiscounted closure costs would amount to $0.843 million, taking into account an estimated inflation rate of 5%. In assessing the initial carrying amount for the asset retirement obligation, the Company applied a risk-free discount rate of 3.48% since the entire obligation is fully funded, resulting in an asset retirement obligation of $0.462 million.

This estimate is based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Refundable deposit liability

The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. As such, an effective interest rate and a repayment term must be established to discount the face value to fair value. The result is a reduction of the liability and a credit to contributed surplus. During the period ended December 31, 2010 the company re-estimated the fair value due to a change in circumstances. The result is a reduction to the liability and a credit to the statement of operations. In subsequent periods, the liability is accreted back to the face value over the estimated term, with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project.

Historical expenditure funding, included in loans from non-controlling interests and subsequent cash calls from the Korean Consortium, included in loans from non-controlling interests

During the negotiation of the sale of 30% of MMB to the Korean Consortium, the principle of funding the Boleo project from development was established. Baja and the Korean Consortium agreed they would each fund MMB from June 1, 2007, based upon the same basis as their equity interest, 70%-Baja and 30%-Korean Consortium. On closing, the Korean Consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja. The loans were non-interest bearing and were repayable on demand but no sooner than 3 years after the completion of project financing repayment, which are identical terms on which the Company funds the project. The Baja loans to MMB eliminate for consolidation, but the loans from the Korean Consortium were considered financial liabilities, with the initial loan treated as a financial liability at fair value, not face value, as it was not with a related party. Considerable judgement was applied to the estimated term of the loan and the discount rate. The result was a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability was accreted back to the face value over the estimated term, with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset.

During November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans (including those from the Company). Under the revised terms, the loans will be repayable within ten years, but only from distributions available to the shareholders of MMB, and accrue ordinary interest at ten percent per annum.

Previously, the funding of historical development costs had been deemed to have occurred at arm’s length, while subsequent contributions by the Korean Consortium were recognized as related party transactions.

However, following the modification, all loans from the Korean Consortium are considered related party loans since the revised terms were agreed between related parties. Therefore, following the modification, all loans from the Korean Consortium are presented at face value under Canadian GAAP.

Derivative liabilities

In order to satisfy a condition precedent to the senior debt facilities, the Company entered into a zero cost collar copper hedging program with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016. These derivative instruments are to be recorded in the records of the Company at fair value. In determining the fair value of derivatives, the Company considers the values attributed to these instruments by independent banks, which is based on assumptions pertaining to the time value of money, long-term copper price outlook and the volatility thereof, as well as the credit rating of the Company. Adjustments to the fair value of the derivative instruments are recognized in the Company’s Statements of Operations.

Louis Dreyfus cost overrun facility and bonus warrants

During the year, Louis Dreyfus provided an equity cost overrun facility of up to an aggregate amount of US$35,000 in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a per share value $1.10 per common share.

In consideration of Louis Dreyfus providing the cost overrun facility, the Company granted bonus warrants to Louis Dreyfus to acquire 7,408,727 common shares at an exercise price of $1.375 per share. The warrants, which expire after five years, will vest proportionately for any undrawn amount of the facility which is cancelled. The fair value of the warrants was estimated at the grant date based on management’s estimate of the weighted probability amount of the facility which the Company does not expect to utilize.

The cost overrun facility itself represents a purchase put option and the fair value (equivalent to the fair value of the bonus warrants issued) was recognized as a debit to share capital.

Accounting policies

The following accounting policy with regards to deferred financing costs was clarified during the year:

Deferred financing costs are recognized in connection with proposed corporate transactions which are specifically identified in that the form of debt or equity issuances is known and completion of the transaction is probable. As the corporate transactions are recognized, the deferred financing costs would be allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs which are incremental and directly attributable to the proposed corporate transaction and any overhead costs are expensed as incurred. In the event that the transaction is abandoned, previously capitalized deferred financing costs are expensed through the statement of operations.

International Financial Reporting Standards (“IFRS”) and update on plan to transition to IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Since the Company is required to present full comparative information under IFRS for the year-ended December 31, 2010, the transition date to IFRS will effectively be January 1, 2010. The transition will require the restatement of the opening balance sheet at the transition date, as well as the results reported under Canadian GAAP for the year ended December 31, 2010.

Management has begun assessing the implications of IFRS transitioning. This included the completion of a high-level diagnostic review, identifying a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic review have been included in the Company’s IFRS Transition Plan, which also addresses the following matters:

  The timeline for transition – The Company will commence reporting under IFRS in the first quarter of 2011 and therefore the transitional date (opening balance sheet date) for comparative purposes is January 1, 2010. Subsequent to the quantification of the impact of the adoption of IFRS on the opening balance sheet, management prepared internal, draft financial statements and disclosure information for 2010. During this time, management continued to monitor current and new projects undertaken by the International Accounting Standards Board which may impact the Company’s assessment of the impact of the adoptions of IFRS.

  The impact of IFRS transition on Internal Controls over Financial Reporting – The Company continues to design and implement internal controls to ensure the integrity and accuracy of information under IFRS. These controls and procedures address both the change-over to IFRS as at January 1, 2010 (including Board approval of new accounting policies), as well as aligning the subsequent quarterly and annual financial reporting processes to meet the additional disclosure requirements of IFRS.

  The impact of IFRS on information technology and data system requirements – During 2007, the Company implemented a new accounting system which greatly improved Baja’s ability to track additional information that may be required to meet the reporting requirements of IFRS. The Company also continued its initiative to implement additional information systems to meet reporting requirements for the construction - and operations phases specific to the Boleo project. Expected changes in accounting policies, processes and collection of additional information for disclosure were incorporated in the design and implementation of these systems. As such, no additional impact is expected to information technology and data systems.

  The impact of IFRS on business activities - The Company determined that the adoption of IFRS is not expected to have a significant impact on business activities currently being undertaken or planned.

  Resources, training and professional development - Management has reviewed the IFRS resources available to the Company, and following the expansion of the accounting function during 2008, believes that the Company is well positioned to carry out the IFRS transition. The Company has appointed an IFRS project manager, and the members of the accounting department have adequate IFRS experience while also continuing subject-specific training both internally and externally.

Following the approval of the Transition Plan by the Audit Committee in 2009, management has made significant progress in completing the in-depth component evaluations. These component evaluations have facilitated the evaluation of accounting policy choices available under IFRS at transitioning and will also form the basis of the Company’s IFRS Accounting Manuals.

As a result of the detailed component evaluations, for the balances and totals that existed at December 31, 2009, management has identified the following major differences between the Company’s current accounting policies and those that the Company expects to apply in preparing IFRS financial statements (note that any numbers noted below are preliminary as per management’s initial estimates and are unaudited):

i)	Presentation

Overall, IFRS will require significant additional notes disclosures under the provisions of its various standards, including note disclosures related to first-time adoption of IFRS.

ii)	Mineral properties and Property, plant and equipment

In accordance with IAS16 – Property, plant and equipment, the Company intends to continue to apply the cost model to measure the Company’s fixed assets. The accounting standard re-emphasizes the component’s approach to separately recognize and amortize significant components of assets (over the useful lives of the individual components). At the date of transition to IFRS, the application of this standard, will not have a significant impact on the measurement of these balances within Company’s consolidated statements of financial position since the Company’s most significant assets (mineral property and equipment under construction intended for use in the Boleo Project) will not be amortized until such time as the Boleo Project is “in a condition necessary for it to be capable of operating in a manner intended by management”, i.e. when the construction of the Boleo Project has been substantially completed and the Boleo Project produces its first copper cathode. Similarly, assets specific to the cobalt and zinc processes will only be amortized once the first cobalt cathode has been produced.

Even though these measurement requirements will not yet effect the statement of financial position, significant consideration has been given to these requirements as the Company aligned its financial accounting programs and processes to be able to meet these measurement requirements.

iii)	Impairment of assets

Under the guidance of IAS36 – Impairment of assets, the Company is to compare the carrying value of assets to the present value of the recoverable amount (which is the higher of “value in use” and “fair value less cost to sell”) in order to determine whether any impairments are required. Impairments may be reversed in subsequent periods. The Company performed a preliminary assessment of the carrying value of its assets in accordance with the guidance of IAS36, and no impairments were required as at December 31, 2009.

iv)	Loans from non-controlling interest

The single biggest impact on the measurement of the Company’s consolidated statement of financial position (balance sheet) is the fact that IFRS does not contain separate measurement criteria for related party transactions. As such, the loans from non-controlling interest will all be measured in accordance with IAS39 – Financial Instruments: Recognition and Measurement. As such, all loans will be measured initially at fair value and thereafter at amortized cost. Similar to the measurement differences that currently exist between Canadian GAAP and US GAAP, this measurement difference will result in a significant reduction in the carrying values of these loans (the reduction is estimated at US$23.002 million as at January 1, 2010).

Since these loans are considered specific to the development of the Boleo Project (a qualifying asset) the subsequent interest expense (which arises as the loans are accreted to its original face value over the term of the loan) will be capitalized to Mineral Properties. The adjustment in capitalized interest is estimated at $0.675 million.

Subsequent to the opening balance sheet date, the Company agreed to revised terms on all of MMB’s Shareholder loans (including the Shareholder loans from the Korean Consortium. Under the revised terms, the Shareholder loans will be repayable after ten years, but only from distributions available to the shareholders of MMB, and will accrue ordinary interest at ten percent per annum. Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt. The difference between the carrying value of the loans from non-controlling interest under previous terms, and the fair value of the debt as estimated at September 8, 2010, is to be recognized in the Company’s consolidated statement of operations.

v)	Provisions and Asset retirement obligation

Per IAS37 – Provisions, Contingent Liabilities and Contingent Assets estimates of provisions are to be revisited at every reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions. As such, it is the Company’s expectation that the estimate of asset retirement obligations will have to be updated at every reporting date, including updates to the discount rate used in determining the present value of the obligation.

vi)	Share-based payments

IFRS 2 - Share-based payments require that stock options issued to non-employees are to be valued based on the fair value of the goods or services received. Under Canadian GAAP, the value of non-employee share-based payments are to be based on the most reliably measurement of either the stock options (based on a recognized valuation technique such as the Black Scholes model) or the fair value of the goods in services. In practice, non-employee share based payments have been based on the fair value of the stock options as determined using the Black Scholes valuation model. However, it has to be noted that the scope of the definition of employees within IFRS 2 is wider than the definition of employees under CICA3870 - Stock based compensation and other stock based payments, as IFRS2 also includes “others who perform services similar to those rendered by employees” in the definition of employees. Based on the Company’s outstanding stock options as at December 31, 2009, this difference is not expected to have a significant impact on the Company’s results. Furthermore, IFRS 1 – First-time Adoption of International Financial Reporting Standards allows the Company to not apply the provisions of IFRS2 to non-employee stock options which were already vested at December 31, 2009.

vii)	Non-controlling interest

Per IAS27 – Consolidated and Separate Financial Statements, non-controlling interests are to be presented as part of equity. In addition, total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company only intends to apply the requirements of IFRS3 – Business Combinations - to future business combinations (without revisiting past business combinations), the latter provision of IAS27 shall only be applied prospectively from the IFRS transition date. Therefore the Company only expects to commence with the recognition of non-controlling interest from January 1, 2010, the IFRS transition date (since non-controlling interest still has a debit balance as at December 31, 2009).

viii)	Borrowing costs

IAS23 – Borrowing Cost (“IAS23”) distinguishes between specific borrowing costs and general borrowing costs. IAS23 requires that all borrowing costs related to specific borrowings be capitalized, while it provides further guidance on determining the amount of borrowing costs arising from general borrowing that are to be capitalized. Based on the definitions and guidance within the standard, management has determined that the proceeds from the Refundable deposit liability were applied in the construction of the Boleo Project as general borrowings. As such the borrowing costs related to the Refundable deposit liability will be capitalized as part of the acquisition cost of the Boleo Project, based on the application of a weighted average borrowing rate. Management estimated that US$0.723 million of interest previously expensed, would be capitalized.

ix)	Functional currency

Under Canadian GAAP, the functional currency of MMB was considered to be the Canadian dollar. However, under IAS21, the Company concluded that the functional currency of MMB is the US dollar. As a result, the non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates, rather than the closing rate at the reporting date. Based on this, management has elected to change the reporting currency of the Company’s consolidated financial statements to US Dollars This is expected to give rise to a cumulative translation adjustment of approximately US$12.396 million (see IFRS1 exemptions below).

x)	Income taxes

IFRS prohibits the recognition of a deferred tax liability if it arises from the initial recognition of specified assets or liabilities in a transaction that is not a business combination and does not affect accounting or taxable income at the time. Management expects that its mineral properties would reduce by approximately US$1.18 million as a result of this. IFRS also requires the recognition of a deferred tax liability or asset for temporary differences that arise on translation of non-monetary assets that are remeasured from the local currency to the functional currency using historical rates and result from changes in exchange rates for tax purposes.

xi)	Derivative instruments related to the Louis Dreyfus equity cost overrun facility

Management is currently considering any accounting differences that may arise from the application of IFRS to the measurement and presentation of the Louis Dreyfus cost overrun facility. The facility includes a written call instrument(s) and a purchase put instrument which will have to be accounted for in accordance with IAS39.

The completed component evaluations continue to be reviewed by management and its advisors, and the Company expects to be able to quantify the final impact of the IFRS transition on the financial results during April 2011.

IFRS 1 contains various elective exemptions which are intended to provide relief from fully retrospective application of specific IFRSs. Not all of the available exemptions currently apply to the Company; however, management expects to make the following elections with regards to the applicable exemptions:

Exemption available	Intended election
1. Business combinations - A first-time adopter may elect not to apply IFRS 3 retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS).	The Company intends to make use of the exemption and does not expect to revisit the Canadian GAAP treatment for any past business combinations.
2. Share based payments - A first-time adopter is not required to apply IFRS 2 to equity instruments that were granted after 7 November 2002 and vested before the date of transition to IFRS.	The Company intends to make use of this exemption, as non-employee share based payments which vested prior to January 1, 2010 may not have been measured in accordance with IFRS2.

3.  Fair valuation of PP&E as deemed cost - An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

The Company does not intend to make use of this exemption.

4.  Cumulative translation adjustment - a first-time adopter need not comply with the requirements of IAS21 – The Effect of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRSs. If a first-time adopter uses this exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

The Company does not currently have any cumulative translation adjustments. However, the Company elected to change its reporting currency to US$ upon transition to IFRS. Any CTA which will arise from the initial application of IAS21 will be deemed to be zero, as allowed by the exemption.

5.  Designation of previously recognized financial instruments

- an entity is permitted to make an available-for-sale designation at the date of transition to IFRSs.

- an entity is permitted to designate, at the date of transition to IFRSs, any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets the criteria in IAS39.

The Company’s current designation of financial instruments is expected to remain appropriate, and therefore the Company does not intend to make use of this exemption

Exemption available	Intended election

6.   Decommissioning liabilities -  IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning  liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. A first-time adopter need not comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRS.

The Company’s subsidiary already accounts for decommissioning liabilities in accordance with requirements similar to IAS37 and IFRIC1 and therefore the Company does not expect any significant impact from the adoptions of IFRIC1. However, management will continue to assess whether to utilize this exemption.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2010. Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

We confirm there were no significant changes in these controls during the most recent period ended December 31, 2010.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2010, the Company’s internal controls over financial reporting were effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below, as well as those described in the Company’s Annual Information Form for the year ended December 31, 2010, before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve, and may require the Company to reduce its estimates.

Mine developments are often based upon feasibility studies, which are used to determine the economic viability of a deposit and to justify mine development. However, many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of copper and other metal ores to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the copper and other metal ores, and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the DFS will be correct or that the Boleo Project will become a profitable operating mine. If a mine is developed, actual operating results may differ from those anticipated in the DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis ,and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.